LITFUNDING CORP.

3700 Pecos McLeod, Suite 100

Las Vegas, Nevada 89121

November 29, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post Effective Amendment No. 1 to

Registration Statement on Form SB-2

File No. 333-121802
Filed on February 11, 2005

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, LitFunding Corp., a Nevada corporation (the “Company”), hereby applies for withdrawal of the above-referenced Post Effective Amendment and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to Rule 477(c) as soon as practicable. No securities included in the Post Effective Amendment have been or will be sold.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or our securities counsel, Stoecklein Law Group (619-595-4882).

Very truly yours,

LitFunding Corp.

/s/ Morton Reed

By: Dr. Morton Reed, CEO/President

cc:	Donald J. Stoecklein, Esq.